The Latin American Discovery Fund, Inc. June 16, 2010

Director                For             Withheld

Frank L. Bowman      4,672,395         1,414,240
James F. Higgins     4,667,566         1,419,069
Manuel H. Johnson    4,671,205         1,415,430